ALLSTATE LIFE INSURANCE COMPANY
LAW AND REGULATION DEPARTMENT
3100 Sanders Road, J5B
Northbrook, IL 60062

Allen Reed
Direct Dial 847 402-5745

Attorney

March 8, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:           Allstate Life Insurance Company ("Registrant")
           Post-Effective Amendment No. 1 to Form S-3 Registration Statement
           (File Nos. 333-178570; CIK No. 0000352736); Additional Revisions

Commissioners:

On behalf of the above-named Registrant, filed herewith is one electronically formatted and blacklined copy of the Post-Effective Amendment No. 1 to the above-referenced registration statement ("Registration Statement") under the Securities Act of 1933 ("Securities Act").

To facilitate the Commission Staff ("Staff") consideration of the Registration Statement, we set forth the information below.

Registrant is filing the Registration Statement for the purpose of responding to Staff comments provided via telephone to the Registrant on March 7, 2012.

Set forth below is a recital of each comment, followed immediately by the Registrant's response.  All page numbers cited reference the supplied blacklined Registration Statement.

1.	Add to the cover page a cross-reference to Risk Factors discussion.

RESPONSE: Registrant has added a Risk Factors cross reference under “Important Notices” on page 1.

2.	Staff has requested a more detailed discussion with additional detail to be provided by Registrant under the section entitled “The Contract at a Glance”.

RESPONSE: Registrant has substantially revised the section entitled: “The Contract at a Glance” including the following changes or additions:  (1) throughout  the section, Index references have been replaced by references to the “S&P 500 Index” including the Investment Options subsection, (2) Under the Performance subsection, language on page 5 has been simplified in connection with the terms “Floors” and “Ceilings”, under the section entitled “How the Contract Works” appearing on page 8, and including, but not limited to, page 15 (Accumulation Phase),  (3) return ranges have been added at pages 6 & 7, (4) additional descriptive elements have been provided, on page 5,  under the subsection entitled Investment Options providing additional disclosure in connection with the description of “ConservativeFit”, “Moderate Fit”, and “AggressiveFit”, (5) the subsections  entitled “Access Account Period” and  “Access Account”  both appearing on page 6, have been revised and additional disclosure added accordingly.

3.	Under the “Risk Factor” section provide additional disclosure describing the type of security being offered and provide bolded disclosure that the customer may lose money.

RESPONSE: The revised disclosure appears under the subsection under the revised title “”You do not own the underlying securities.”

4.	Provide additional disclosure as to the circumstances under which a credit enhancement will be provided and the considerations involved in such decision.

RESPONSE: Registrant has eliminated all references to credit enhancements throughout the prospectus beginning on page 11.

5.	Provide additional disclosure as to the circumstances under which a bailout rate may be offered.

RESPONSE: Registrant has eliminated discretionary references to Bailout Provisions, appearing on page 17.  A Bailout Rate will be offered with this Contract.

6.	Clarify the relationship between Investment Option Maturity Value and the Investment Option Interim Value with respect to the terms contract value.

RESPONSE: Registrant has revised throughout the prospectus the usage of the terms “contract value” and replaced the terms with either the terms “Investment Option Maturity Value” or “Investment Option Interim Value” as applicable.

7.	Clarify whether newly added indices apply only to new contracts.

              RESPONSE: Disclosure has been revised accordingly at page 16

8.	Change the term “and” to “or” under the section describing “Preferred Withdrawal Amount” appearing on page 18.

RESPONSE: Disclosure has been revised accordingly at page 18 and Registrant regrets the typographical error.

9.	Provide disclosure previously modified in connection with due proof under the Terminal Illness Waiver similar to language appearing under the Confinement Waiver appearing on page 20.

RESPONSE: Disclosure has been revised under the Terminal Illness Waiver appearing on page 21 and Registrant regrets the unintentional omission of said change.

10.	Provide additional disclosure as to circumstances under which the election of a life annuity option may result in a payee receiving no payments.

RESPONSE: Registrant has revised the discussion under Income Plan 1, appearing on page 22, and now provides that “If the Annuitant dies prior to the first payment date, the payee will not receive any payments.”

In addition to the changes noted above, the Registrant has made certain other non-material changes to this Post-effective Amendment.

Registrant has requested acceleration of the effectiveness of this Amendment under separate cover. Registrant and its principal underwriter have authorized their counsel to state on their behalf that they are aware of their obligations under the Securities Act.

A Tandy Representation letter has been provided under separate cover.

 We appreciate your review. If you have any questions, please do not hesitate to call me at 847/402-7085. Thank you for your assistance and consideration.

Sincerely,

Allen R. Reed
Senior Attorney

Enclosures